                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             ----------------------


                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 1)

                       CLEAR CHANNEL COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   184502 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 THOMAS O. HICKS
                         200 CRESCENT COURT, SUITE 1600
                               DALLAS, TEXAS 75201
                                 (214) 740-7300
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                DECEMBER 15, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]



                         (Continued on following pages)

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              MR. THOMAS O. HICKS
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) [ ]
                                                               (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                   [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             4,039,874
               BENEFICIALLY                  -----------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH
                 REPORTING                           50,848,945
                  PERSON                     -----------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER

                                                     4,039,874
                                             -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     50,848,945
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          54,888,819
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                   [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          10.1%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              HM2/CHANCELLOR, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) [ ]
                                                               (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                   [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY                  -----------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH
                 REPORTING                           12,339,757
                  PERSON                     -----------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER

                                                     0
                                             -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     12,339,757
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,339,757
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                   [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          2.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              HM2/CHANCELLOR GP, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) [ ]
                                                               (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                   [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY                  -----------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH
                 REPORTING                           12,339,757
                  PERSON                     -----------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER

                                                     0
                                             -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     12,339,757
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,339,757
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                   [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          2.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              HM2/CHANCELLOR HOLDINGS, INC.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) [ ]
                                                               (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                   [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY                  -----------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH
                 REPORTING                           12,339,757
                  PERSON                     -----------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER

                                                     0
                                             -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     12,339,757
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,339,757
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                   [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          2.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              HM2/HMW, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) [ ]
                                                               (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                   [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY                  -----------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH
                 REPORTING                           2,026,183
                  PERSON                     -----------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER

                                                     0
                                             -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     2,026,183
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,026,183
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                   [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          0.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              HICKS, MUSE, TATE & FURST EQUITY FUND II, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) [ ]
                                                               (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                   [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY                  -----------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH
                 REPORTING                           2,040,219
                  PERSON                     -----------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER

                                                     0
                                             -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     2,040,219
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,040,219
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                   [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          0.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              HM2/GP PARTNERS, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) [ ]
                                                               (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                   [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY                  -----------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH
                 REPORTING                           2,040,219
                  PERSON                     -----------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER

                                                     0
                                             -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     2,040,219
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,040,219
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                   [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          0.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              HICKS, MUSE GP PARTNERS, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) [ ]
                                                               (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                   [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY                  -----------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH
                 REPORTING                           2,040,219
                  PERSON                     -----------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER

                                                     0
                                             -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     2,040,219
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,040,219
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                   [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          0.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              HICKS, MUSE FUND II INCORPORATED
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) [ ]
                                                               (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                   [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY                  -----------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH
                 REPORTING                           2,040,219
                  PERSON                     -----------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER

                                                     0
                                             -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     2,040,219
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,040,219
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                   [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          0.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              HM4/CHANCELLOR, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) [ ]
                                                               (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                   [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY                  -----------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH
                 REPORTING                           8,029,935
                  PERSON                     -----------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER

                                                     0
                                             -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     8,029,935
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,029,935
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                   [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          1.5%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              HICKS, MUSE FUND IV LLC
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) [ ]
                                                               (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                   [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY                  -----------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH
                 REPORTING                           8,029,935
                  PERSON                     -----------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER

                                                     0
                                             -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     8,029,935
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,029,935
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                   [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          1.5%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              CAPSTAR BROADCASTING PARTNERS, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) [ ]
                                                               (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                   [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY                  -----------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH
                 REPORTING                           28,206,684
                  PERSON                     -----------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER

                                                     0
                                             -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     28,206,684
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          28,206,684
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                   [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          5.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              HM3/CAPSTAR PARTNERS, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) [ ]
                                                               (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                   [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY                  -----------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH
                 REPORTING                           28,206,684
                  PERSON                     -----------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER

                                                     0
                                             -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     28,206,684
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          28,206,684
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                   [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          5.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              HM3/CAPSTAR, INC.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) [ ]
                                                               (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                   [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY                  -----------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH
                 REPORTING                           28,206,684
                  PERSON                     -----------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER

                                                     0
                                             -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     28,206,684
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          28,206,684
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                   [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          5.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              CAPSTAR BT PARTNERS, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) [ ]
                                                               (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                   [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY                  -----------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH
                 REPORTING                           0
                  PERSON                     -----------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER

                                                     0
                                             -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                   [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          0%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              CAPSTAR BOSTON PARTNERS, L.L.C.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) [ ]
                                                               (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                   [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY                  -----------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH
                 REPORTING                           127,027
                  PERSON                     -----------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER

                                                     0
                                             -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     127,027
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          127,027
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                   [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          0.0002%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              HM3/GP PARTNERS, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) [ ]
                                                               (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                   [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY                  -----------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH
                 REPORTING                           210,455
                  PERSON                     -----------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER

                                                     0
                                             -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     210,455
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          210,455
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                   [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          0.0004%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              HICKS, MUSE GP PARTNERS III, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) [ ]
                                                               (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                   [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY                  -----------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH
                 REPORTING                           210,455
                  PERSON                     -----------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER

                                                     0
                                             -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     210,455
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          210,455
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                   [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          0.0004%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              HICKS, MUSE FUND III INCORPORATED
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) [ ]
                                                               (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                   [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY                  -----------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH
                 REPORTING                           210,455
                  PERSON                     -----------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER

                                                     0
                                             -----------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     210,455
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          210,455
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                   [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          0.0004%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

         This Amendment No. 1 to Schedule 13D amends and supplements Items 3, 4, 5, 6, and 7 contained in the Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on or about August 30, 2000 (the "Schedule 13D") by Mr. Thomas O. Hicks ("Mr. Hicks"), HM2/Chancellor, L.P., a Texas limited partnership ("HM2/Chancellor"), HM2/Chancellor GP, L.P., a Texas limited partnership ("HM2/Chancellor GP"), HM2/Chancellor Holdings, Inc., a Texas corporation ("HM2/Chancellor Holdings"), HM2/HMW, L.P., a Texas limited partnership ("HM2/HMW"), Hicks, Muse, Tate & Furst Equity Fund II, L.P., a Delaware limited partnership ("HM Fund II"), HM2/GP Partners, L.P., a Texas limited partnership ("HM2/GP Partners"), Hicks, Muse GP Partners, L.P., a Texas limited partnership ("Hicks Muse Partners"), Hicks, Muse Fund II Incorporated, a Texas corporation ("Fund II Incorporated"), HM4/Chancellor, L.P., a Texas limited partnership ("HM4"), Hicks, Muse Fund IV LLC, a Texas limited liability company ("HM Fund IV"), Capstar Broadcasting Partners, L.P., a Delaware limited partnership ("Capstar Partners"), HM3/Capstar Partners, L.P., a Texas limited partnership ("HM3/Capstar Partners"), HM3/Capstar, Inc., a Texas corporation ("HM3/Capstar"), Capstar BT Partners, L.P., a Delaware limited partnership ("BT Partners"), Capstar Boston Partners, L.L.C., a Delaware limited liability company ("Boston Partners"), HM3/GP Partners, L.P., a Texas limited partnership ("HM3/Partners"), Hicks, Muse GP Partners III, L.P., a Texas limited partnership ("GP Partners III"), and Hicks, Muse Fund III Incorporated, a Texas corporation ("Fund III Incorporated") (collectively, the "Reporting Persons"), with respect to the Common Stock, $0.01 par value ("Common Stock"), of Clear Channel Communications, Inc., a Texas corporation (the "Company"). Items 1 and 2 of the original Schedule 13D, as amended, remain unchanged. Each capitalized term used herein and not otherwise defined has the meaning given such term in the original Schedule. Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Persons.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         AMFM Merger. On August 30, 2000, CCU Merger Sub, Inc., a wholly-owned subsidiary of the Company, merged (the "Merger") with and into AMFM Inc., a Delaware corporation ("AMFM"), with AMFM surviving the merger as a wholly-owned subsidiary of the Company. Pursuant to the terms of the merger agreement related to such transaction, holders of shares of Common Stock, $0.01 per share, of AMFM (the "AMFM Common Stock") outstanding immediately prior to the Merger became entitled to receive 0.94 of a share of Common Stock of the Company for each share of AMFM Common Stock held by such holders. The following Reporting Persons received or may be deemed to have received shares of Common Stock of the Company in exchange for AMFM Common Stock as a result of the merger:

                           Number of Shares Received          Number of Shares Received
Reporting                      (Sole Voting and                  (Shared Voting and
 Person                        Dispositive Power)                 Dispositive Power)
---------                  -------------------------          -------------------------
Mr. Hicks                       4,039,874                              51,957,823
HM2/Chancellor                      0                                  12,339,757
HM2/Chancellor GP                   0                                  12,339,757
HM2/Chancellor Holdings             0                                  12,339,757
HM2/HMW                             0                                   2,026,183
HM Fund II                          0                                   2,040,219
HM2/GP Partners                     0                                   2,040,219
Hicks Muse Partners                 0                                   2,040,219
Fund II Incorporated                0                                   2,040,219
HM4/Chancellor                      0                                   8,029,935
HM Fund IV                          0                                   8,029,935
Capstar Partners                    0                                  28,206,684
HM3/Capstar Partners                0                                  28,206,684
HM3/Capstar                         0                                  28,206,684
BT Partners                         0                                   1,192,306
Boston Partners                     0                                     127,027
HM3/Partners                        0                                   1,319,333
GP Partners III                     0                                   1,319,333
Fund III Incorporated               0                                   1,319,333

         Distributions. On December 15, 2000, BT Partners effected a distribution of 1,192,306 shares of Common Stock of the Company to certain of its partners (the "BT Partners Distribution"), including 83,428 shares that were distributed to HM3/Partners, whose ultimate general partner is Fund III Incorporated, of which Mr. Hicks is the sole shareholder, director, Chairman of the Board, Chief Executive Officer and Partner.

         For a description of the nature of the sole and shared voting and dispositive power of the shares received in the merger and described above, see
Item 5(b) of this Amendment No. 1 to Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

         AMFM Merger. The shares of Common Stock received by the Reporting Persons described in Item 3 to this Amendment No. 1 to Schedule 13D were acquired as a result of the Merger and are being held by such Reporting Persons for investment purposes. Mr. Hicks is the Vice Chairman of the Board of the Company and, through the relationships described in Item 5 hereof, may be deemed to beneficially own approximately 10.3% of the outstanding shares of Common Stock of the Company.

         Distributions. The shares of Common Stock received by the Reporting Persons described under the heading "Distributions" in Item 3 to this Amendment No. 1 to Schedule 13D were acquired as a result of the BT Partners Distribution and are being held by such Reporting Persons for investments purposes.

         Except as otherwise set forth in this Item 4 or in Item 6, the Reporting Persons do not have any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company;

(vi) any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

         Following the transactions described in Item 3:

         (a)

                  (1) Mr. Hicks may be deemed to beneficially own in the aggregate 54,888,819 shares of the Common Stock of the Company, representing approximately 10.1% of the outstanding shares of Common Stock. Of such shares, Mr. Hicks has sole voting and dispositive power with respect to 4,039,874 shares, and shared voting and dispositive power with respect to 50,848,945 shares as a result of the relationships described in paragraph (b)(1) below.

                  (2) HM2/Chancellor may be deemed to beneficially own in the aggregate 12,339,757 shares of the Common Stock of the Company, representing approximately 2.3% of the outstanding shares of Common Stock. Of such shares, HM2/Chancellor has sole voting and dispositive power with respect to no shares and shared voting and dispositive power with respect to 12,339,757 shares as a result of the relationships described in paragraph (b)(2) below.

                  (3) HM2/Chancellor GP may be deemed to beneficially own in the aggregate 12,339,757 shares of the Common Stock of the Company, representing approximately 2.3% of the outstanding shares of Common Stock. Of such shares, HM2/Chancellor GP has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 12,339,757 shares as a result of the relationships described in paragraph (b)(3) below.

                  (4) HM2/Chancellor Holdings may be deemed to beneficially own in the aggregate 12,339,757 shares of the Common Stock of the Company, representing approximately 2.3% of the outstanding shares of Common Stock. Of such shares, HM2/Chancellor Holdings has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 12,339,757 shares as a result of the relationships described in paragraph (b)(4) below.

                  (5) HM2/HMW may be deemed to beneficially own in the aggregate 2,026,183 shares of the Common Stock of the Company, representing approximately 0.4% of the outstanding shares of Common Stock. Of such shares, HM2/HMW has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,026,183 shares as a result of the relationships described in paragraph (b)(5) below.

                  (6) HM Fund II may be deemed to beneficially own in the aggregate 2,040,219 shares of the Common Stock of the Company, representing approximately 0.4% of the outstanding shares of Common Stock. Of such shares, HM Fund II has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,040,219 shares as a result of the relationships described in paragraph (b)(6) below.

                  (7) HM2/GP Partners may be deemed to beneficially own in the aggregate 2,040,219 shares of the Common Stock of the Company, representing approximately 0.4% of the outstanding shares of Common Stock. Of such shares, HM2/GP Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,040,219 shares as a result of the relationships described in paragraph (b)(7) below.

                  (8) Hicks Muse Partners may be deemed to beneficially own in the aggregate 2,040,219 shares of the Common Stock of the Company, representing approximately 0.4% of the outstanding shares of Common Stock. Of such shares, Hicks Muse Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,040,219 shares as a result of the relationships described in paragraph (b)(9) below.

                  (9) Fund II Incorporated may be deemed to beneficially own in the aggregate 2,040,219 shares of the Common Stock of the Company, representing approximately 0.4% of the outstanding shares of Common Stock. Of such shares, Fund II Incorporated has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,040,219 shares as a result of the relationships described in paragraph (b)(9) below.

                  (10) HM4/Chancellor may be deemed to beneficially own in the aggregate 8,029,935 shares of the Common Stock of the Company, representing approximately 1.5% of the outstanding shares of Common Stock. Of such shares, HM4/Chancellor has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 8,029,935 shares as a result of the relationships described in paragraph (b)(10) below.

                  (11) HM Fund IV may be deemed to beneficially own in the aggregate 8,029,935 shares of the Common Stock of the Company, representing approximately 1.5% of the outstanding shares of Common Stock. Of such shares, HM Fund IV has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 8,029,935 shares as a result of the relationships described in paragraph (b)(11) below.

                  (12) Capstar Partners may be deemed to beneficially own in the aggregate 28,206,684 shares of the Common Stock of the Company, representing approximately 5.2% of the outstanding shares of Common Stock. Of such shares, Capstar Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 28,206,684 shares as a result of the relationships described in paragraph (b)(12) below.

                  (13) HM3/Capstar Partners may be deemed to beneficially own in the aggregate 28,206,684 shares of the Common Stock of the Company, representing approximately 5.2% of the outstanding shares of Common Stock. Of such shares, HM3/Capstar Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 28,206,684 shares as a result of the relationships described in paragraph (b)(13) below.

                  (14) HM3/Capstar may be deemed to beneficially own in the aggregate 28,206,684 shares of the Common Stock of the Company, representing approximately 5.2% of the outstanding shares of Common Stock. Of such shares, HM3/Capstar has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 28,206,684 shares as a result of the relationships described in paragraph (b)(14) below.

                  (15) Boston Partners may be deemed to beneficially own in the aggregate 127,027 shares of the Common Stock of the Company, representing approximately 0.0002% of the outstanding shares of Common Stock. Of such shares, Boston Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 127,027 shares as a result of the relationships described in paragraph (b)(15) below.

                  (16) HM3/Partners may be deemed to beneficially own in the aggregate 210,455 shares of the Common Stock of the Company, representing approximately 0.0004% of the outstanding shares of Common Stock. Of such shares, HM3/Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 210,455 shares as a result of the relationships described in paragraph (b)(16) below.

                  (17) GP Partners III may be deemed to beneficially own in the aggregate 210,455 shares of the Common Stock of the Company, representing approximately 0.0004% of the outstanding shares of Common Stock. Of such shares, GP Partners III has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 210,455 shares as a result of the relationships described in paragraph (b)(17) below.

                  (18) Fund III Incorporated may be deemed to beneficially own in the aggregate 210,455 shares of the Common Stock of the Company, representing approximately 0.0004% of the outstanding shares of Common Stock. Of such shares, Fund III Incorporated has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 210,455 shares as a result of the relationships described in paragraph (b)(18) below.

         (b)

                  (1) Of the 4,039,874 shares of Common Stock for which Mr. Hicks has sole voting and dispositive power, 3,532,167 shares are held of record by Mr. Hicks, 311,169 shares are held of record by Mr. Hicks as the trustee of certain trusts for the benefit of Mr. Hicks' children, 102,366 shares are held of record by a private foundation controlled by Mr. Hicks, and 94,172 shares are owned of record by two limited partnerships, the general partner of each of which is a limited liability company of which Mr. Hicks is the sole member. Of the 50,848,945 shares of Common Stock for which Mr. Hicks has shared voting and dispositive power, 21,895 shares are owned by Mr. Hicks of record as the co-trustee of a trust for the benefit of unrelated parties, and 50,827,050 of such shares are owned of record as follows: 12,339,757 shares of Common Stock are owned of record by HM2/Chancellor; 2,026,183 shares of Common Stock are owned of record by HM2/HMW; 14,036 shares of Common Stock are owned of record by HM Fund II; 8,029,935 shares of Common Stock are owned of record by a nominee on behalf of HM4; 28,206,684 shares are held of record by Capstar Partners; 83,428 shares are held of record by HM3/Partners; and 127,027 shares of Common Stock are owned of record by Boston Partners.

                  HM2/Chancellor GP is the general partner of HM2/Chancellor and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock owned of record by HM2/Chancellor. HM2/Chancellor Holdings is the general partner of HM2/Chancellor GP and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM2/Chancellor GP. Mr. Hicks is the sole director and owns all of the outstanding shares of capital stock of HM2/Chancellor Holdings and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by HM2/Chancellor Holdings.

                  HM Fund II is the general partner of HM2/HMW and, therefore, may be deemed to be the beneficial owner of the shares held of record by HM2/HMW. HM2/GP Partners is the general partner of HM Fund II and, therefore, may be deemed to be the beneficial owner of the shares held of record and beneficially owned by HM Fund II. Hicks Muse Partners is the general partner of HM2/GP Partners and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM2/GP Partners. Fund II Incorporated is the general partner of Hicks Muse Partners and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by Hicks Muse Partners. Mr. Hicks is the controlling stockholder, Chairman of the Board, Chief Executive Officer and Partner of Fund II Incorporated and, therefore, may be deemed to beneficially own all or a portion of the shares of Common Stock beneficially owned by Fund II Incorporated.

                  HM Fund IV is the general partner of HM4/Chancellor and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM4/Chancellor. Mr. Hicks is the sole member of HM Fund IV and, therefore, may be deemed to beneficially own all or a portion of the shares of Common Stock beneficially owned by HM Fund IV.

                  HM3/Capstar Partners is the general partner of Capstar Partners and, therefore, may be deemed to be the beneficial owner of the shares held of record by Capstar Partners. HM3/Capstar is the general partner of HM3/Capstar Partners and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM3/Capstar Partners. Mr. Hicks is the sole shareholder, director, Chairman of the Board, Chief Executive Officer and Partner of HM3/Capstar and, therefore, may be deemed to beneficially own all or a portion of the shares of Common Stock beneficially owned by HM3/Capstar.

                  HM3/Partners is the general partner of each of BT Partners and Boston Partners and, therefore, may be deemed to be the beneficial owner of the shares held of record by BT Partners and Boston Partners. GP Partners III is general partner of HM3/Partners and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM3/Partners. Fund III Incorporated is the general partner of GP Partners III and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by GP Partners III. Mr. Hicks is the sole shareholder, director, Chairman of the Board, Chief Executive Officer and Partner of Fund III Incorporated and, therefore, may be deemed to beneficially own all or a portion of the shares of Common Stock beneficially owned by Fund III Incorporated.

                  (2) Of the 12,339,757 shares of Common Stock for which HM2/Chancellor has shared voting and dispositive power, 12,339,757 of such shares are held of record by HM2/Chancellor.

                  (3) Of the 12,339,757 shares of Common Stock for which HM2/Chancellor GP has shared voting and dispositive power, none of such shares are held of record by HM2/Chancellor GP, and 12,339,757 of such shares are held of record by HM2/Chancellor. HM2/Chancellor GP is the general partner of HM2/Chancellor and, therefore, may be deemed to be the beneficial owner of the shares owned of record by HM2/Chancellor.

                  (4) Of the 12,339,757 shares of Common Stock for which HM2/Chancellor Holdings has shared voting and dispositive power, none of such shares are held of record by HM2/Chancellor Holdings, and 12,339,757 of such shares may be beneficially owned by HM2/Chancellor GP. HM2/Chancellor Holdings is the general partner of HM2/Chancellor GP and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM2/Chancellor GP.

                  (5) Of the 2,026,183 shares of Common Stock for which HM2/HMW has shared voting and dispositive power, 2,026,183 of such shares are held of record by HM2/HMW.

                  (6) Of the 2,040,219 shares of Common Stock for which HM Fund II has shared voting and dispositive power, 14,036 of such shares are held of record by HM Fund

         II, and 2,026,183 of such shares are held of record by HM2/HMW. HM Fund II is the general partner of HM2/HMW and, therefore, may be deemed to be the beneficial owner

                  (7) Of the 2,040,219 shares of Common Stock for which HM2/GP Partners has shared voting and dispositive power, none of such shares are held of record by HM2/GP Partners, and 2,040,219 of such shares are beneficially owned by HM Fund II. HM2/GP Partners is the general partner of HM Fund II and, therefore, may be deemed to be the beneficial owner of the shares held of record and beneficially owned by HM Fund II.

                  (8) Of the 2,040,219 shares of Common Stock for which Hicks Muse Partners has shared voting and dispositive power, none of such shares are held of record by Hicks Muse Partners, and 2,040,219 of such shares are beneficially owned by HM2/GP Partners. Hicks Muse Partners is the general partner of HM2/GP Partners and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM2/GP Partners.

                  (9) Of the 2,040,219 shares of Common Stock for which Fund II Incorporated has shared voting and dispositive power, none of such shares are held of record by Fund II Incorporated, and 2,040,219 of such shares may be beneficially owned by Hicks Muse Partners. Fund II Incorporated is the general partner of Hicks Muse Partners and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by Hicks Muse Partners.

                  (10) Of the 8,029,935 shares of Common Stock for which HM4 has shared voting and dispositive power, 8,029,935 of such shares are beneficially owned by HM4/Chancellor.

                  (11) Of the 8,029,935 shares of Common Stock for which HM Fund IV has shared voting and dispositive power, none of such shares are held of record by HM Fund IV, and 8,029,935 of such shares are beneficially owned by HM4/Chancellor. HM Fund IV is the general partner of HM4/Chancellor and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM4/Chancellor.

                  (12) Of the 28,206,684 shares of Common Stock for which Capstar Partners has shared voting and dispositive power, 28,206,684 of such shares are held of record by Capstar Partners.

                  (13) Of the 28,206,684 shares of Common Stock for which HM3/Capstar Partners has shared voting and dispositive power, none of such shares are held of record by HM3/Capstar Partners, and 28,206,684 of such shares are held of record by Capstar Partners. HM3/Capstar Partners is the general partner of Capstar Partners and, therefore, may be deemed to be the beneficial owner of the shares owned of record by Capstar Partners.

                  (14) Of the 28,206,684 shares of Common Stock for which HM3/Capstar has shared voting and dispositive power, none of such shares are held of record by HM3/Capstar, and 28,206,684 of such shares are beneficially owned by HM3/Capstar Partners. HM3/Capstar is the general partner of HM3/Capstar Partners and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM3/Capstar Partners.

                  (15) Of the 127,027 shares of Common Stock for which Boston Partners has shared voting and dispositive power, 127,027 of such shares are held of record by Boston Partners.

                  (16) Of the 210,455 shares of Common Stock for which HM3/Partners has shared voting and dispositive power, 83,428 of such shares are held of record by HM3/Partners, and 127,027 of such shares are beneficially owned by Boston Partners. HM3/Partners is the general partner of Boston Partners and, therefore, may be deemed to be the beneficial owner of the shares owned of record by Boston Partners.

                  (17) Of the 210,455 shares of Common Stock for which GP Partners III has shared voting and dispositive power, none of such shares are held of record by GP Partners III, and 210,455 of such shares are beneficially owned by HM3/Partners. GP Partners III is the general partner of HM3/Partners and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM3/Partners.

                  (18) Of the 210,455 shares of Common Stock for which Fund III Incorporated has shared voting and dispositive power, none of such shares are held of record by Fund III Incorporated, and 210,455 of such shares are beneficially owned by GP Partners III. Fund III Incorporated is the general partner of GP Partners III and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by GP Partners III.

                  Each of the Reporting Persons expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares of Common Stock covered by this Schedule 13D not owned by him or it of record.

         (c) See Item 3.

         (d) The right to receive dividends on, and proceeds from the sale of, the shares of Common Stock held of record by HM2/Chancellor, HM2/HMW, HM Fund II, Capstar Partners, HM3/Partners and Boston Partners and beneficially owned by HM4/Chancellor described in paragraphs (a) and (b) above is governed by the limited partnership and limited liability agreements, as applicable, of each of such entities, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership or membership interests.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to the Shareholders Agreement dated as of October 2, 1999 (the "Shareholders Agreement") by and among the Company, L. Lowry Mays ("Mr. Mays"), 4-M Partners, Ltd. ("4-M Partners" and together with Mr. Mays, the "Existing Shareholders") and the New Shareholders (consisting of Mr. Hicks, HM Fund II, HM2/HMW, HM2/Chancellor, Capstar Partners, HM4/Chancellor, Boston Partners and BT Partners, and together with Mr. Mays and 4-M Partners, the "Shareholders"), the Shareholders have agreed as follows:

                  (1) the Shareholders will not own or seek to own beneficially, directly or indirectly, voting securities of the Company or derivative securities that are convertible, exchangeable or exercisable for voting securities (the "Voting Securities") such that the aggregate beneficial ownership of any Shareholder and its respective affiliates exceeds 20% of the total amount of Voting Securities outstanding at any time (the "Percentage Limitation");

                  (2) the Shareholders will not acquire or offer, agree or otherwise seek to acquire any assets of the Company or any of its successors or subsidiaries;

                  (3) the Shareholders will not (i) solicit proxies or consents or become a participant in a solicitation within the meaning of Regulation 14A under the Securities Exchange Act of 1934 (the "Exchange Act"), with respect to the securities of the Company or its successors subsidiaries, or (ii) initiate any shareholder proposal or "election contest" with respect to the Company or any of its successors or subsidiaries, or (iii) directly or indirectly advise, assist, encourage, induce, or act as a financing source for others to take any such action;

                  (4) the Shareholders will not take any action for the purpose of (i) convening a meeting of the shareholders of the Company or any of its subsidiaries or successors, (ii) take action by written consent of the shareholders of the Company or any of its successors or subsidiaries, or (iii) directly or indirectly advise, assist, encourage, induce, or act as a financing source for others to take such action;

                  (5) the Shareholders will not, except as otherwise permitted by the Shareholders Agreement, make any public disclosure relating to
         (i) the acquisition of Voting Securities by the Shareholders that would result in the aggregate beneficial ownership of any Shareholder and its respective affiliates exceeding the Percentage Limitation, (ii) a proposal for a Business Combination Transaction (as defined in the Shareholders Agreement), or (c) a tender or exchange offer for Voting Securities;

                  (6) the Shareholders will not, except as otherwise permitted by the Shareholders Agreement, inter into or agree, offer, commence, propose or seek to enter into or otherwise be involved in or part of, directly or indirectly, any (i) tender offer or exchange for Voting Securities or (ii) any Business Combination Transaction;

                  (7) the Shareholders will not request or solicit any person, firm, individual, business trust, trust, association, corporation, partnership, joint venture, company, unincorporated entity or governmental entity to (i) make a tender or exchange offer for Voting Securities or (ii) make a Business Combination Transaction;

                  (8) the Shareholders will not make any proposal (i) to the Company or its board of directors for a Business Combination Transaction or (ii) for a tender or exchange offer for Voting Securities;

                  (9) the Shareholders will not, except in connection with certain estate planning activities undertaken by a Shareholder that is a natural person, deposit Voting Securities into a voting trust or subject Voting Securities to voting agreements, or grant any proxy with respect to any Voting Securities to any person not designated by the Company's board of directors, other than in connection with a bona fide pledge of Voting Securities by a Shareholder who is a natural person;

                  (10) the Shareholders will not form, join or in any way participate in a "group" as that term is defined under Section 13d of the Exchange Act for the purpose of taking any action restricted above;

                  (11) the Shareholders will not disclose publicly any intention, plan or arrangement inconsistent with the foregoing or any other provision of the Shareholders Agreement with respect to any Voting Securities; or

                  (12) the Shareholders will not enter into discussions, negotiations, arrangements or understandings with any third party with respect to any action that would be prohibited by the Shareholders Agreement if such action were to be undertaken by the Shareholders or their respective affiliates;

                  (13) the Shareholders may, except under certain conditions that would violate the restrictions in the Shareholders Agreement, at any time, directly or indirectly, sell, transfer any beneficial interest in, pledge, hypothecate or otherwise dispose, or offer or enter into any agreement or understanding to sell, any Voting Securities;

                  (14) any New Shareholder that is a partnership, corporation or other entity will provide the Company with at least ten days notice before paying any dividend or making any distribution to the holders of equity interests of such New Shareholder; and

                  (15) the voting power of any single Shareholder shall be limited such that the aggregate voting power of all New Shareholders and their affiliates or all Existing Shareholders, respectively, shall not exceed one vote less than 20 percent of the total number of votes permitted on any matter.

         Pursuant to the Registration Rights Agreement (the "Registration Rights Agreement") dated as of October 2, 1999, by and among the Company and Fund II, HM2/HMW, HM2/Chancellor, HM4/Chancellor, Capstar Partners, BT Partners, Boston Partners, Mr. Hicks, John R. Muse, Charles W. Tate, Jack D. Furst, Michael J. Levitt, Lawrence D. Stuart, Jr., David B. Deniger and Dan H. Blanks (collectively, the "Holders"), the Company and the Holders have agreed as follows:

                  (1) upon written notice to the Company by Holders holding a majority of the Company's securities acquired in the Merger, the Company shall prepare and, within 30 days after such request, file a registration statement for the sale of securities under the Securities Act of 1933 (the "Securities Act") with the Securities and Exchange Commission and use its reasonable best efforts to cause such registration statement to become effective within 45 days after such filing, subject to certain limitations set forth in the Registration Rights Agreement; and

                  (2) each time the Company proposes to register its equity securities under the Securities Act for sale to the public the Company shall give prompt written notice to each Holder giving each such Holder the opportunity to offer its securities acquired in the Merger in such public offering.

         The foregoing summary of the terms of the Shareholders Agreement and the Registration Rights Agreement (collectively, the Agreements") is qualified in its entirety by reference to the respective Agreements, copies of which are attached hereto and incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

10.1 Agreement and Plan of Merger, dated October 2, 1999, by and among Clear Channel Communications, Inc., CCU Merger Sub, Inc. and AMFM Inc. (incorporated by reference to exhibit no. 2.1 to the AMFM Inc. current report on Form 8-K, filed October 5, 1999).

10.2 Shareholders Agreement, dated October 2, 1999, by and among Clear Channel Communications, Inc., Mr. Mays, 4-M Partners, Ltd., Hicks, Muse, Tate & Furst Equity Fund II, L.P., HM2/HMW, L.P., HM2/Chancellor, L.P., HM4/Chancellor, L.P., Capstar Broadcasting Partners, L.P., Capstar BT Partners, L.P., Capstar Boston Partners, L.L.C. and Thomas
         O. Hicks (incorporated by reference to Annex B to the Clear Channel Communications, Inc. registration statement on Form S-4, filed March 15, 2000).

10.3 Registration Rights Agreement, dated October 2, 1999, among Clear Channel Communications, Inc., Hicks, Muse, Tate & Furst Equity Fund II, L.P., HM2/HMW, L.P., HM2/Chancellor, L.P., Capstar Broadcasting Partners, L.P., Capstar BT Partners, L.P., Capstar Boston Partners, L.L.C., Mr. Hicks, John R. Muse, Charles W. Tate, Jack D. Furst, Michael J. Levitt, Lawrence D. Stuart, Jr., David B. Deniger and Dan H. Blanks (incorporated by reference to Annex C to the Clear Channel Communications, Inc. registration statement on Form S-4, filed March 15, 2000).

99.1 Joint Filing Agreement dated September 14, 1999, among the Reporting Persons (incorporated by reference to Amendment No. 5 to the Schedule 13D of Mr. Hicks filed September 15, 1999, relating to his investment in AMFM Inc.).

99.2 Power of Attorney for Mr. Hicks (incorporated by reference to the Schedule 13D of Mr. Hicks filed June 8, 1998, relating to his investment in Capstar Broadcasting Corporation).

                                                         SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      December 15, 2000                    By:             *
-------------------------------               ----------------------------
             Date                             Name:  Thomas O. Hicks


                                          *By: /s/ David W. Knickel
                                               --------------------
                                               David W. Knickel
                                               Attorney-in-Fact

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        December 15, 2000               HICKS, MUSE FUND II INCORPORATED
---------------------------------
              Date

                                        By:   /s/ David W.Knickel
                                           ------------------------------------
                                           Name:  David W. Knickel
                                           Title: Vice President, Treasurer and
                                                  Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        December 15, 2000            HICKS, MUSE GP PARTNERS, L.P.
--------------------------------
              Date
                                     By: HICKS, MUSE FUND II
                                         INCORPORATED, its general partner


                                         By:      /s/ David W. Knickel
                                             --------------------------------
                                             Name: David W. Knickel
                                             Title: Vice President, Treasurer
                                                    and Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


       December 15, 2000               HM2/GP PARTNERS, L.P.
-------------------------------
             Date
                                       By: HICKS, MUSE GP PARTNERS, L.P., its
                                           general partner

                                       By: HICKS, MUSE FUND II
                                           INCORPORATED, its general
                                           partner


                                       By:     /s/ David W. Knickel
                                           ------------------------------------
                                           Name: David W. Knickel
                                           Title: Vice President, Treasurer and
                                                   Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


       December 15, 2000            HICKS, MUSE, TATE & FURST EQUITY
-------------------------------     FUND II, L.P.
              Date

                                    By: HM2/GP PARTNERS, L.P., its general
                                        partner

                                    By: HICKS, MUSE GP PARTNERS, L.P., its
                                        general partner

                                    By: HICKS, MUSE FUND II
                                        INCORPORATED, its general partner



                                        By:      /s/ David W. Knickel
                                            ------------------------------------
                                            Name: David W. Knickel
                                            Title: Vice President, Treasurer and
                                                      Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     December 15, 2000              HM2/HMW, L.P.
--------------------------
           Date
                                    By: HICKS, MUSE, TATE & FURST
                                        EQUITY FUND II, L.P., its general
                                        partner

                                    By: HM2/GP PARTNERS, L.P., its general
                                        partner

                                    By: HICKS, MUSE GP PARTNERS, L.P., its
                                        general partner

                                    By: HICKS, MUSE FUND II INCORPORATED, its
                                        general partner



                                        By:       /s/ David W. Knickel
                                            ------------------------------------
                                            Name: David W. Knickel
                                            Title: Vice President, Treasurer and
                                                   Secretary

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   December 15, 2000                HM2/CHANCELLOR, L.P.
-----------------------
         Date
                                    By: HM2/CHANCELLOR GP, L.P., its general
                                        partner

                                    By: HM2/CHANCELLOR HOLDINGS, INC., its
                                        general partner


                                        By:       /s/ David W. Knickel
                                            ------------------------------------
                                            Name: David W. Knickel
                                            Title: Vice President, Treasurer and
                                                   Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   December 15, 2000               HM2/CHANCELLOR GP, L.P.
------------------------
         Date
                                   By: HM2/CHANCELLOR HOLDINGS, INC.,
                                       its general partner


                                       By:    /s/ David W. Knickel
                                          ------------------------------------
                                          Name: David W. Knickel
                                          Title: Vice President, Treasurer and
                                                 Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   December 15, 2000               HM2/CHANCELLOR HOLDINGS, INC.
------------------------
          Date


                                   By:     /s/ David W. Knickel
                                       ------------------------------------
                                       Name: David W. Knickel
                                       Title: Vice President, Treasurer and
                                              Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   December 15, 2000               HM4/CHANCELLOR, L.P.
------------------------
          Date

                                   By: HICKS, MUSE FUND IV LLC, its general
                                       partner



                                       By:     /s/ David W. Knickel
                                          ------------------------------------
                                          Name: David W. Knickel
                                          Title: Vice President, Treasurer and
                                                 Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   December 15, 2000               HICKS, MUSE FUND IV LLC
-----------------------
         Date


                                   By:     /s/ David W. Knickel
                                      ------------------------------------
                                      Name: David W. Knickel
                                      Title: Vice President, Treasurer and
                                             Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    December 15, 2000              CAPSTAR BROADCASTING PARTNERS, L.P.
------------------------
          Date
                                   By: HM3/CAPSTAR PARTNERS, L.P., its
                                       general partner

                                   By: HM3/CAPSTAR, INC., its general partner


                                       By:     /s/ David W.Knickel
                                           ------------------------------------
                                           Name: David W. Knickel
                                           Title: Vice President, Treasurer and
                                                  Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   December 15, 2000               HM3/CAPSTAR PARTNERS, L.P.
------------------------
          Date
                                   By: HM3/CAPSTAR, INC., its general partner


                                       By:     /s/ David W. Knickel
                                           ------------------------------------
                                           Name: David W. Knickel
                                           Title: Vice President, Treasurer and
                                                  Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   December 15, 2000               HM3/CAPSTAR, INC.
-----------------------
         Date

                                   By:     /s/ David W. Knickel
                                       ------------------------------------
                                       Name: David W. Knickel
                                       Title: Vice President, Treasurer and
                                              Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    December 15, 2000              CAPSTAR BT PARTNERS, L.P.
------------------------
          Date
                                   By: HM3/GP PARTNERS, L.P., its general
                                       partner

                                   By: HICKS, MUSE GP PARTNERS III, L.P.,
                                       its general partner

                                   By: HICKS, MUSE FUND III
                                       INCORPORATED, its general partner


                                       By:    /s/ David W. Knickel
                                          ------------------------------------
                                          Name: David W. Knickel
                                          Title: Vice President, Treasurer and
                                                 Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   December 15, 2000               CAPSTAR BOSTON PARTNERS, L.L.C.
------------------------
         Date
                                   By: HM3/GP PARTNERS, L.P., its managing
                                       member

                                   By: HICKS, MUSE GP PARTNERS III, L.P.,
                                       its general partner

                                   By: HICKS, MUSE FUND III
                                       INCORPORATED, its general partner


                                       By:   /s/ David W. Knickel
                                          ------------------------------------
                                          Name: David W. Knickel
                                          Title: Vice President, Treasurer and
                                                 Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    December 15, 2000              HM3/GP PARTNERS, L.P.
------------------------
          Date
                                   By: HICKS, MUSE GP PARTNERS III, L.P.,
                                       its general partner

                                   By: HICKS, MUSE FUND III
                                       INCORPORATED, its general partner


                                       By:   /s/ David W. Knickel
                                          ------------------------------------
                                          Name: David W. Knickel
                                          Title: Vice President, Treasurer and
                                                 Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   December 15, 2000               HICKS, MUSE GP PARTNERS III, L.P.
-----------------------
         Date
                                   By: HICKS, MUSE FUND III
                                       INCORPORATED, its general partner


                                       By:    /s/ David W.Knickel
                                          ------------------------------------
                                          Name: David W. Knickel
                                          Title: Vice President, Treasurer and
                                                 Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   December 15, 2000               HICKS, MUSE FUND III INCORPORATED
------------------------
         Date


                                   By:  /s/ David W. Knickel
                                      ------------------------------------
                                      Name: David W. Knickel
                                      Title: Vice President, Treasurer and
                                             Secretary

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER   DESCRIPTION
-------  -----------
10.1     Agreement and Plan of Merger, dated October 2, 1999, by and among Clear
         Channel Communications, Inc., CCU Merger Sub, Inc. and AMFM Inc.
         (incorporated by reference to exhibit no. 2.1 to the AMFM Inc. current report on Form 8-K, filed October 5, 1999).

10.2     Shareholders Agreement, dated October 2, 1999, by and among Clear
         Channel Communications, Inc., Mr. Mays, 4-M Partners, Ltd., Hicks,
         Muse, Tate & Furst Equity Fund II, L.P., HM2/HMW, L.P., HM2/Chancellor,
         L.P., HM4/Chancellor, L.P., Capstar Broadcasting Partners, L.P.,
         Capstar BT Partners, L.P., Capstar Boston Partners, L.L.C. and Thomas
         O. Hicks (incorporated by reference to Annex B to the Clear Channel
         Communications, Inc. registration statement on Form S-4, filed March
         15, 2000).

10.3     Registration Rights Agreement, dated October 2, 1999, among Clear
         Channel Communications, Inc., Hicks, Muse, Tate & Furst Equity Fund II,
         L.P., HM2/HMW, L.P., HM2/Chancellor, L.P., Capstar Broadcasting
         Partners, L.P., Capstar BT Partners, L.P., Capstar Boston Partners,
         L.L.C., Mr. Hicks, John R. Muse, Charles W. Tate, Jack D. Furst,
         Michael J. Levitt, Lawrence D. Stuart, Jr., David B. Deniger and Dan H.
         Blanks (incorporated by reference to Annex C to the Clear Channel
         Communications, Inc. registration statement on Form S-4, filed March
         15, 2000).

99.1     Joint Filing Agreement dated September 14, 1999 among the Reporting
         Persons (incorporated by reference to Amendment No. 5 to the Schedule
         13D of Mr. Hicks filed September 15, 1999, relating to his investment in AMFM Inc.).

99.2 Power of Attorney for Mr. Hicks (incorporated by reference to the Schedule 13D of Mr. Hicks filed June 8, 1998, relating to his investment in Capstar Broadcasting Corporation).